UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*

                            People's Choice TV Corp.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $.01
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                        (Title of Class of Securities)

                                  710847104
                        ------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6

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 CUSIP No. 710847104               13G                     PAGE 2 of 6 Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    Matthew Oristano

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)   [  ]
    Not applicable                                              (b)   [  ]

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                  5   SOLE VOTING POWER

NUMBER OF             314,475
SHARES
BENEFICIALLY      6   SHARED VOTING POWER
OWNED BY
EACH                  485,292
REPORTING
PERSON            7   SOLE DISPOSITIVE POWER
WITH
                      314,475

                  8   SHARED DISPOSITIVE POWER

                      485,292

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     799,767

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1%

12  TYPE OF REPORTING PERSON*

     IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)  NAME OF ISSUER: People's Choice TV Corp.

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           2 Corporate Drive, Suite 249
           Shelton, CT 06484

Item 2(a)  NAME OF PERSON FILING: Matthew Oristano

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           c/o People's Choice TV Corp.
           2 Corporate Drive, Suite 249
           Shelton, Connecticut 06484

Item 2(c)  CITIZENSHIP: United States of America

Item 2(d)  TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01

Item 2(e)  CUSIP NUMBER: 710847104

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable.

Item 4.    OWNERSHIP AS OF DECEMBER 31, 1996:

           (a)  Amount Beneficially Owned:                       799,767(1,2)

           (b)  Percent of Class:                                    6.1%

           (c)  Number of Shares as to which such person has:
                 (i)  sole power to vote or direct the vote:     314,475(1)
                (ii)  shared power to vote or direct
                      the vote:                                  485,292(2)
               (iii)  sole power to dispose of or to
                      direct the disposition of:                 314,475(1)
                (iv)  shared power to dispose of or to
                      direct the disposition of:                 485,292(2)

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable.


-----------------

(1) Includes 201,667 shares which Matthew Oristano has an option to acquire within 60 days pursuant to stock option agreements.

(2) The 485,292 shares that may be deemed beneficially owned by Matthew Oristano with shared voting and dispositive power include 447,227 shares owned of record by Alda Multichannels, Ltd., a corporation controlled by Matthew Oristano and his two brothers, Mark Oristano and Michael Oristano, 13,226 shares owned of record by Mark Oristano, Michael Oristano and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 f/b/o Kelly Robert Oristano, 13,226 shares owned of record by Mark Oristano, Michael Oristano and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 f/b/o Stacy Joan Oristano, 6,613 shares owned of record by Victor Oristano and Matthew Oristano as Trustees of the Marital Trust under Article III.B.1 of the Joan M. Oristano Revocable Trust under Agreement dated March 1, 1996, and 5,000 shares owned of record by The Oristano Foundation, a not-for-profit corporation for which Matthew Oristano serves as President and a director.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          With respect to the 485,292 shares that may be deemed beneficially owned by Matthew Oristano with shared voting and dispositive power, (i) Matthew Oristano may be deemed to share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 447,227 shares owned of record by Alda Multichannels, Ltd. with members of his immediate family who are shareholders, officers and directors of Alda Multichannels, Ltd., (ii) Matthew Oristano may be deemed to share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 13,226 shares owned of record by Mark Oristano, Michael Oristano and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 f/b/o Kelly Robert Oristano, the 13,226 shares owned of record by Mark Oristano, Michael Oristano and Matthew Oristano as Trustees under the Trust Agreement dated May 3, 1983 f/b/o Stacy Joan Oristano, and the 6,613 shares owned of record by Victor Oristano and Matthew Oristano as Trustees of the Marital Trust under Article III.B.1 of the Joan M. Oristano Revocable Trust under Agreement dated March 1, 1996 with the members of his immediate family who are co-trustees and beneficiaries of such trusts, and (iii) Matthew Oristano has no right to receive but may be deemed to share the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000 shares owned of record by The Oristano Foundation with members of his immediate family who are officers and directors of The Oristano Foundation.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY:

           Not Applicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable.

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable.

Item 10.   CERTIFICATION:

           Not Applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1997



/S/ MATTHEW ORISTANO
------------------------
Matthew Oristano